United States securities and exchange commission logo





                               August 17, 2023

       Gianluca Tagliabue
       Chief Financial Officer and Chief Operating Officer
       Ermenegildo Zegna N.V.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 6, 2023
                                                            File No. 001-41180

       Dear Gianluca Tagliabue:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations
       B. Liquidity and Capital Resources
       Debt Covenants, page 87

   1.                                                   Your disclosures
regarding financial debt covenants refer to a required ratio of Net
                                                        Financial Indebtedness
to Adjusted EBITDA but also imply compliance, at the last
                                                        covenant date, with a
positive Net Financial Indebtedness/(Cash Surplus) position. Please tell us, and revise
future filings to clarify, whether your financial debt covenants are based on a required ratio of
Net Financial Indebtedness to Adjusted EBITDA, a Net Financial
                                                        Indebtedness/(Cash
Surplus) position, or both. To the extent your debt covenants are based on a required
ratio of Net Financial Indebtedness to Adjusted EBITDA, in
                                                        addition to disclosing
the required ratio, please also disclose your actual ratio. To the extent your debt
covenants are based on a Net Financial Indebtedness/(Cash Surplus)
 Gianluca Tagliabue
Ermenegildo Zegna N.V.
August 17, 2023
Page 2
         position, please disclose the minimum required position.
Non-IFRS Financial Measures
Adjusted EBIT and Adjusted EBIT Margin, page 90

2. We note you present a non-IFRS financial measure you identify as Adjusted EBIT Margin but you do not present the most directly comparable IFRS measure, net income margin, with equal or greater prominence. For each non-IFRS financial measure you present, please present the most directly comparable IFRS measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Regulation G. This
         comment is also applicable to disclosures in earnings releases filed under Form 6-K.
Adjusted Profit/(Loss), page 95

3. We refer to your presentation of Adjusted Profit/Loss. Please tell us, and revise your disclosures in future filings to clearly explain, how the tax effects of adjusting items are calculated and how they comply with Question 102.11 of the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures.
         This comment is also applicable to Adjusted Basic Earnings per Share and Adjusted
         Diluted Earnings per share on page 98 and to disclosures in earnings releases filed under
         Form 6-K.
4. We note your non-IFRS adjustment related to legal costs for trademark disputes. Based on the nature of your business, is appears to us that trademark litigation is likely to arise in the ordinary course of your business. Although this litigation may have been unusual in size and complexity, given the nature of the litigation, it appears to us that the related legal costs are normal operating expenses and excluding them from non-IFRS performance measures is not appropriate based on the requirements of Question
100.01 of the Division
         of Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
         Financial Measures. Please advise or revise in future filings.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameGianluca Tagliabue                             Sincerely,
Comapany NameErmenegildo Zegna N.V.
August 17, 2023 Page 2                                           Division of
Corporation Finance
FirstName LastName                                               Office of
Manufacturing